United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒    Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐    No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐    No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale informs decrease of relevant shareholding ownership

Rio de Janeiro, August 05th, 2020 – Vale S.A (“Vale”) informs that it has received, on this date, a formal communication from the BNDES Participações S.A. – BNDESPAR on the decrease of relevant shareholding ownership, under the following terms:

“BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), a wholly-owned subsidiary of BANCO NACIONAL DEVELOPMENTO CONÔMICO E SOCIAL- BNDES, headquartered in Brasília , Distrito Federal at Centro Empresarial Parque Cidade, Setor Comercial Sul - SCS, Quadra 9, Torre C, 12th floor and service office in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida República do Chile nº 100, registered under the CNPJ/ME nº 00.383. 281/0001-09, hereby informs, pursuant to article 12 of CVM Instruction 358/02 ("CVM Instruction"), as amended, and of the OFÍCIO-CIRCULAR/CVM/SEP/Nº002/2016, that on 08.04.2020 sold through an auction on B3, the total of 135,000,000 (one hundred and thirty five million) common shares issued by Vale S.A. ("Company"), and, after the aforementioned sale, BNDESPAR holds a total of 188,496,276 (one hundred and eighty eight million, four hundred and ninety six thousand, two hundred and seventy six) common shares.

Consequently, BNDESPAR's participation in the Company's total capital, which on 08.03.2020 corresponded to the percentage of 6.12% was reduced to the percentage of 3.57%, of the total and voting capital of the Company, constituting, under the terms of article 12, paragraph 1, of CVM Instruction 358/02, a relevant negotiation that result in the obligation of communication to the market.

It should also be noted that the sale refers to BNDESPAR shares not bound to the Company's Shareholders Agreement, which BNDESPAR is a signatory, and the agreement remains in full force.”

Vale informs that it will proceed with the updating of its Reference Form, to reflect the aforementioned change, pursuant to CVM Instruction no 480/09, as amended.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: August 05, 2020		Head of Investor Relations